UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 26, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 26 June 2024 entitled ‘Director/PDMR Shareholding’.

VODAFONE GROUP PLC
(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on continued employment with the Vodafone Group and on satisfaction of the performance conditions approved by the Remuneration Committee.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction
Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.
Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	299,598
		GBP 0.709381	141,165
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 299,598 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 141,165 Ordinary shares
Aggregated price of shares sold: GBP 100,139.77

e)	Date of the transaction	2024-06-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction
Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.
Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP nil	349,350
		GBP 0.709381	153,695
d)	Aggregated information: volume, Price
Aggregated volume of shares acquired: 349,350 Ordinary shares
Aggregated price of shares acquired: GBP nil

Aggregated volume of shares sold: 153,695 Ordinary shares
Aggregated price of shares sold: GBP 109,028.31

e)	Date of the transaction	2024-06-25
f)	Place of the transaction	London Stock Exchange (XLON)

Purchase of Shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.715600	327,129

d)	Aggregated information: volume, Price	Aggregated volume: 327,129 Ordinary shares Aggregated price: GBP 234,093.51
e)	Date of the transaction	2024-06-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.715600	134,777
d)	Aggregated information: volume, Price	Aggregated volume: 134,777 Ordinary shares Aggregated price: GBP 96,446.42
e)	Date of the transaction	2024-06-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.715600	134,777
d)	Aggregated information: volume, Price	Aggregated volume: 134,777 Ordinary shares Aggregated price: GBP 96,446.42
e)	Date of the transaction	2024-06-25
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.715600	128,886
d)	Aggregated information: volume, Price	Aggregated volume: 128,886 Ordinary shares Aggregated price: GBP 92,230.82
e)	Date of the transaction	2024-06-25
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: June 26, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary